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MAR 02 2009

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SEC FILE NUMBER
8-27971

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Morgan Joseph & Co. Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Fifth Avenue, 19th Floor
(No. and Street)

New York	New York	10020-2302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jo-Ku Tang — (212) 218-3717
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name)*

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jo-Ku Tang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Morgan Joseph & Co. Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York)
) ss.:
County of New York)

On the 23rd day of February in the year 2009 before me, the undersigned, personally appeared Jo-Ku Tang, personally known to me as the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual executed the instrument.

Angela M. Molinas
Notary Public for the State of New York

ANGELA M. MOLINAS
Notary Public, State of New York
No. 01MO6076727
Qualified in Westchester County
Commission Expires July 01, 20 10

Signature

Controller
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

MORGAN JOSEPH & CO. INC.

(a wholly owned subsidiary of Morgan Joseph Holdings Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Morgan Joseph & Co. Inc.

We have audited the accompanying statement of financial condition of Morgan Joseph & Co. Inc. (the "Company"), a wholly owned subsidiary of Morgan Joseph Holdings Inc., as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Morgan Joseph & Co. Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 23, 2009

MORGAN JOSEPH & CO. INC.
(a wholly owned subsidiary of Morgan Joseph Holdings Inc.)

Statement of Financial Condition
December 31, 2008

ASSETS	
Cash and cash equivalents	**$ 18,674,930**
Due from broker	**8,339,877**
Securities owned, at fair value	**477,402**
Due from Parent	**1,527,252**
Accounts receivable	**1,877,670**
Deferred tax asset	**559,000**
Prepaid expenses and other assets	**693,480**
	$ 32,149,611
LIABILITIES	
Securities sold, not yet purchased, at fair value	**$ 409,180**
Compensation payable	**9,330,579**
Deferred rent	**1,381,457**
Accounts payable and other accrued expenses	**1,565,297**
	12,686,513
STOCKHOLDER'S EQUITY	
Common stock, $1.00 par value; 1,000 shares authorized; 100 shares issued and outstanding	**100**
Paid-in capital	**8,316,084**
Retained earnings	**11,146,914**
	19,463,098
	$ 32,149,611

See notes to statement of financial condition

MORGAN JOSEPH & CO. INC.
(a wholly owned subsidiary of Morgan Joseph Holdings Inc.)

Notes to Statement of Financial Condition
December 31, 2008

NOTE A - ORGANIZATION AND BUSINESS

Morgan Joseph & Co. Inc. (the "Company"), a wholly owned subsidiary of Morgan Joseph Holdings Inc. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), formally known as the National Association of Securities Dealers, Inc. The Company provides investment banking services and financial advisory and capital raising services, principally related to M&A and restructuring advice, private placements and public offerings of debt and equity. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt, pursuant to paragraph (k)(2)(ii), SEC Rule 15c3-3. All securities transactions are cleared through clearing brokers pursuant to a clearance agreement or a customer agreement.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

Cash and cash equivalents consist of cash and money market funds.

[2] Revenue recognition:

Investment banking fees are recorded when the underlying transaction is consummated. Nonrefundable retainer fees are recognized after the related services are performed or rendered. Commission income, purchases and sales of securities and related expenses are recorded in the financial statements on a trade-date basis. Unrealized gains and losses are reflected in the statement of operations.

[3] Securities transactions and valuation:

Securities owned and securities sold, but not yet purchased are recorded at fair value in accordance with Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"), which was adopted by the Company in 2008. Changes in fair value are recognized in earnings.

[4] Income taxes:

The Company's results from operations will be included in the Parent's federal, state and local tax returns, which are filed on a consolidated basis. It is the Parent's policy to allocate a provision for taxes to the Company based on the tax that would have been determined on a separate tax return basis.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

[6] Recently issued accounting pronouncement:

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. This interpretation will apply to the Company on January 1, 2009. The Company is currently evaluating the impact, if any, on its financial statements.

NOTE C - FAIR VALUE OF INVESTMENTS

The Company adopted FAS 157, effective January 1, 2008.

FAS 157 clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Under FAS 157, fair value measurements are not adjusted for transaction costs. FAS 157 provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

NOTE C - FAIR VALUE OF INVESTMENTS (CONTINUED)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008.

	Level 1	Level 2	Level 3	Total
Assets				
Equity securities	$ 409,448	$ 0	$ 67,954	$ 477,402
Liabilities				
Equity securities	$ 409,180	$ 0	$ 0	$ 409,180

Securities within Level 1 which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Securities not so listed are valued at their last reported "bid" price if held long and last reported "asked" price if sold short.

Securities are classified within Level 3 of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Securities for which market prices are not readily available are valued at such value as management may reasonably determine in good faith to be its fair value, in consideration of either earnings, financial condition of the companies or recent equity transactions by a significant investor and other investment criteria.

When a pricing model is used to value investments, inputs to the model are adjusted when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows.

For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability and such adjustments are generally based on available market information. In the absence of such evidence, management's best estimate is used.

The values assigned to investments are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such differences could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and therefore valuation estimates may differ from the value realized upon disposition of individual positions.

NOTE D - INCOME TAXES

The significant components of the Company's deferred tax asset, as of December 31, 2008, are as follows:

Deferred tax asset:	
NOL carryforward	$ 36,000
Deferred rent payable	270,000
Unrealized loss on investments	817,000
Compensation payable	253,000
Deferred tax asset	1,376,000
Less: Valuation allowance	(817,000)
Net deferred tax asset	$ 559,000

As of December 31, 2008, the Company has tax net operating loss carryforwards of approximately $79,000 which will expire in 2021 and are subject to an annual limitation in accordance with Section 382 of the Internal Revenue Code.

NOTE E - RELATED PARTY TRANSACTIONS

The Parent has entered into noncancelable leases for office space expiring on various dates through 2016. The Company occupies all of the leased space and pays all of the lease cost and expects to occupy this space for the full term of the leases. The lease agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. The minimum rental commitments under the lease of the Parent are set forth below:

Year Ending December 31,	
2009	$ 2,077,000
2010	2,104,000
2011	2,021,000
2012	1,244,000
2013	822,000
Thereafter	2,199,000
	$ 10,467,000

The leases provide for free rent periods and rent increases over the lease terms. Since the Company records rent expenses on a straight-line basis, the difference between expenses and actual payments is recorded as deferred rent.

NOTE F - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined. At December 31, 2008, the Company, under the alternative standard method, had net capital of approximately $20,283,000 or $20,033,000 in excess of its required net capital of $250,000.

NOTE G - EMPLOYEE BENEFIT PLANS

The Company has a defined contribution Profit Sharing 401(k) Savings Plan, effective on December 1, 2001, that covers substantially all of its employees. Under the terms of the plan, employees can elect to defer up to the maximum annual dollar limit, subject to certain Internal Revenue Service limitations, by making voluntary contributions to the plan. Additionally, the Company, at the discretion of management, can elect to match up to 100% of the voluntary contributions made by its employees, but may not exceed 4% of an employee's compensation. For the year ended December 31, 2008, the Company did not contribute to the plan on behalf of its employees.

NOTE H - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through another broker-dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations to the clearing broker may expose the Company to risk and potential loss. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements. The Company utilizes a clearing broker that is a member of major securities exchanges.

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance-sheet risk. These risks include both market and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

The Company's securities owned are principally held in custodial accounts by its clearing brokers.